SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of April & May .2003.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: May 30, 2003 By:* m. Taherzadeh (Signature)*

Mesbah Taherzadeh, P. Eng.

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

BC FORM 51-901F

Quarterly Report

Incorporated as part of : X Schedule A

Schedule B & C

ISSUERS DETAILS:

NAME OF ISSUER QI Systems Inc.

ISSUER ADDRESS # 101-3820 Jacombs Road,

Richmond, B.C. V6V 1Y6

CONTACT PERSON Mesbah Taherzadeh

CONTACT'S POSITION President & CEO

CONTACT TELEPHONE NUMBER 604-248-2301

CONTACT E-MAIL mesbaht@qisystems.ca

WEB SITE ADDRESS www.qisystems.ca

FOR THE QUARTER ENDED March 31, 2003

DATE OF REPORT May 22, 2003

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MESBAH TAHERZADEH “MESBAH TAHERZADEH” 03/05/22

NAME OF DIRECTOR SIGN DATE SIGNED

ALLEN D. GRAVES “ALLEN D. GRAVES” 03/05/22

NAME OF DIRECTOR SIGN DATE SIGNED

SCHEDULE A

QI SYSTEMS INC.

BALANCE SHEET

AS AT MARCH 31, 2003 (unaudited)

Expressed in $U.S.

Audited

June 30

		2003	2002
ASSETS		$	$
	CURRENT
	CASH / SHORT TERM INVEST	45,191	83,961
	RECEIVABLES	96,553	37,749
	PREPAIDS	9,711	6,347
	SHARE SUBSCRIPTIONS	0	815,994
	INVENTORY	98,287	143,170
		249,742	1,087,221

	FIXED ASSETS
	net ACCUM. DEPRECIATION	21,835	21,835

		271,577	1,109,056
LIABILITIES
CURRENT
ACCOUNTS PAYABLE	588,898	813,936
DEFERRED REVENUE	0	25,000
SHAREHOLDERS' LOANS	36,900	326,415
	625,798	1,165,351

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL	9,419,686	9,319,686
ISSUED 16,363,501 / 12,280,168
DEFICIT	(9,686,960)	(9,341,770)
CUMULATIVE TRANSLATION ADJUSTMENT	(86,947)	(34,211)
	(354,221)	(56,296)

	271,577	1,109,056

SCHEDULE A(1)

QI SYSTEMS INC.

STATEMENT OF CASH FLOWS

Expressed in $U.S. (unaudited)

	3 Months Ended March 31		9 Months Ended March 31
	2003	2002	2003	2002
	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
LOSS FOR THE PERIOD	(88,381)	(213,740	(345,190)	(578,144)
CUMULATIVE TRANSLATION ADJ.	(20,509)	(84,677)	(52,736)	30,686
	(108,890)	(298,417)	(397,926)	(547,4580

CHANGES IN NON-CASH WORKING CAPITAL

ACCOUNTS RECEIVABLE	(30,155)	8,298	(58,804)	3,605
PREPAIDS	(2,804)	0	(3,364)	(1,7880
INVENTORY	(7,460)	12,500	44,884	3,449
SHARE SUBSCRIPTIONS	0	0	815,994	0
ACCOUNTS PAYABLE & ACCRUALS	112,759	174,092	(225,039)	150,279
DEFERRED REVENUE	0	25,000	(25,000)	25,000
	72,340	219,890	548,671	180,545

CASH FLOWS FROM FINANCING ACTIVITIES

ISSUANCE OF SHARE CAPITAL	0	0	100,000	270,000
SHAREHOLDERS' LOAN	36,900	79,000	(289,515)	94,600
	36,900	79,000	(189,515)	364,000

CASH FLOWS FROM INVESTING ACTIVITIES

ADDITIONS TO FIXED ASSETS	0	0	0	0

NET CHANGE IN CASH	350	473	(38,770)	(2,313)

CASH - BEGINNING OF PERIOD	44,841	9,453	83,961	12,239

CASH - END OF PERIOD	45,191	9,926	45,191	9,926

SCHEDULE A(2)

QI SYSTEMS INC.

STATEMENT OF PROFIT AND LOSS

Expressed in $U.S. (unaudited)

	3 Months Ended March 31		9 Months Ended March 31
	2003	2002	2003	2002
	$	$	$	$
REVENUE

Interest	55	1	191	20
Sales	129,534	22,658	370,579	148,405
	129,589	22,659	370,770	148,425

COST OF GOODS SOLD
	17,198	44,556	78,712	186,630

GROSS (LOSS) PROFIT	112,391	(21,897)	292,058	(38,205)

EXPENSES

ADMINISTRATION

Consulting fees	33,487	33,871	106,614	110,192
Bad Debts
Financing Costs
Professional fees	19,902	11,629	57,313	44,740
Misc. expense	2,929	3,131	13,975	8,399
Office expense	1,049	1,891	10,599	3,846
Regulatory expense	2,403	2,601	13,638	12,448
Rent	11,955	7,271	30,784	17,275
Salary	11,204	541	34,840	5,392
Telephone	2,067	709	4,477	2,323
Transfer fees	(222)	1,265	1,626	2,438
	84,774	62,909	273,867	207,053
RESEARCH & DEVELOPMENT

Computer expenses	0	0	0	374
Consulting fees	17,791	20,334	31,427	20,334
Misc. expense	16	2,817	2,626	5,563
Product parts	0	0	0	0
Salary	60,370	57,204	223,397	205,315
Tools - misc.	0	(4)	0	547
Travel	3,665	6,931	10,865	9,038
	84,960	87,282	268,315	241,171

MARKETING	34,156	41,652	95,066	91,715

NET LOSS FOR THE PERIOD
	(88,381)	(213,740)	(345,190)	(578,144)

LOSS PER SHARE	$0.005	$0.02	$0.02	$0.05

SCHEDULE A(3)

QI SYSTEMS INC.

STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2003

Expressed in $U.S. (unaudited)

	2003	2002
	$	$

DEFICIT - BEGINNING OF YEAR	9,341,770	8,375,330

NET LOSS FOR THE PERIOD	345,190	578,144

DEFICIT - END OF PERIOD	9,686,960	8,953,474
NOTES:

For 9 months ended March 31, 2003

(Expressed in US $)

Note 1 Going Concern

The company was incorporated in 1978 under the British Columbia Company Act. The company manufactures, designs and sells readers that allow the use of cash payment systems for selfserve applications such as vending, laundromat machines, transit fare collection systems and newspaper vending machines.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern

The company has significant losses, a working capital deficiency and an accumulated deficit. The company requires additional capital and revenue sources.

Management continues to seek additional financing and revenue sources. Although there is no assurance that the company will be successful in these actions, management is confident that it will be able to secure the necessary financing and improve operating cash flow to enable it to continue as a going concern.

Note 2 Significant Accounting Policies

Amortization of Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

Furniture and fixtures 20% declining balance

Computer equipment 30% declining balance

Moulds, tools and test equipment 100% declining balance

except in the year of acquisition, at which time amortization is provided for at onehalf the annual rate.

Inventories and Cost of Goods Sold

The company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and nonrecurring engineering fees. Revenue is recognized upon delivery of equipment and completion of nonrecurring engineering work. Service, installation and contract revenue is recognized upon completion and acceptance.

Note 2 Significant Accounting Policies (continued)

Development Costs

Development costs include ongoing research and development of the modular payment system SmartKit III. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for nonmonetary assets and liabilities. Revenues and expenses are translated at average monthly exchange rates. The company has adopted the United States dollar as its reporting currency, although the Canadian dollar is its functional currency.

For reporting purposes, assets and liabilities are translated at the current exchange rate, revenues and expenses are translated at average exchange rates, and equity and share capital are translated at historical exchange rates.

Stockbased Compensation Plans

The company has an Employee Incentive Stock Option Plan, which is described in Note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees or consultants as options are normally issued at a price equivalent to the market price on date of issue. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paidin capital warrants until the warrants are exercised or expired.

Note 3 Financial Instruments

The fair value of the Company's cash, receivables, share subscriptions receivable and payables accruals approximates their carrying amount due to the relatively short periods to maturity of the instruments. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Note 4 Inventory

	March	June
	2003	2002
	$	$
Raw materials	106,387	170,563
Workinprocess	17,400	11,660
Finished goods	24,500	10,947
	148,287	193,170
Less: Inventory write-down	(50,000)	(50,000)
	98,287	143,170

Note 5 Capital Assets

		Mar 2003			June 2002
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$
Furniture and fixtures	22,268	16,502	5,766	22,268	16,502	5,766
Computer equipment	72,739	56,670	16,069	72,739	56,670	16,069
Moulds, tools and test equipment	100,705	100,705	-	100,705	100,705	-
	195,712	173,877	21,835	195,712	173,877	21,835

Note 6 Shareholder loan

Interest of $0 was incurred during the period ended March 31, 2003 (2002 $34,617) on loans from four shareholders amounting to $36,900. (2002 $326,415). The loans bore interest at 0% per annum.

Note 7 Related Party Transactions and Balances

During the period, the company paid $33,487 (2002: $33,871) in consulting fees to directors and officers of the company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Note 8 Share Capital

Authorized
200,000,000 common shares with no par value
	Number of	Amount
	Shares	$
Issued and outstanding

Issued for cash
Balance - June 30, 2001	11,609,714	7,697,877
Private placement	670,454	270,000
Warrants	-	164,000
Options exercised	-	-

Balance - June 30, 2002	12,280,168	8,131,877

Issued for cash
Private placements	4,083,333	1,287,809

Balance - December 31, 2002	16,363,501	9,419,686

Warrants

On August 23, 2000, the company completed a private placement for net proceeds of $446,231. The placement comprised of 250,000 units; each unit comprised of one common share and one nontransferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.85 (Cdn $2.80) for a period of two years from August 23, 2000. $164,000 of the proceeds of the private placement has been allocated to warrants. As at June 30, 2002, all 250,000 warrants were outstanding. These warrants expired August 23, 2002. The outstanding warrants, as at December 31, 2002, are 3,550,000 at the price of $0.40, exercisable by May 3, 2004, and 333,333 at the price of $0.40, exercisable by December 4, 2004.

Escrow Shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers of British Columbia.

Note 8 Share Capital (continued)

Stock Options

The company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date and may be granted for periods of up to five days. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2002 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

During the Quarter ended December 31, 2002, Incentive Stock Options to purchase a total of 718,500 Common Shares without par value as to 553,000 on or before December 31, 2007 and as to 165,500 on or before December 31, 2004 were issued to Directors, Officers, Consultants, and Employees. 300,000 options of a consultant were cancelled as a result of termination of its contract with the Company.

BC FORM 51-901F

Quarterly Report

Incorporated as part of : Schedule A

X Schedule B & C

ISSUERS DETAILS:

NAME OF ISSUER QI Systems Inc.

ISSUER ADDRESS # 101-3820 Jacombs Road,

Richmond, B.C. V6V 1Y6

CONTACT PERSON Mesbah Taherzadeh

CONTACT'S POSITION President & CEO

CONTACT TELEPHONE NUMBER 604-248-2301

CONTACT E-MAIL mesbaht@qisystems.ca

WEB SITE ADDRESS www.qisystems.ca

FOR THE QUARTER ENDED March 31, 2003

DATE OF REPORT May 22, 2003

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MESBAH TAHERZADEH “MESBAH TAHERZADEH” 03/05/22

NAME OF DIRECTOR SIGN DATE SIGNED

ALLEN D. GRAVES “ALLEN D. GRAVES” 03/05/22

NAME OF DIRECTOR SIGN DATE SIGNED

SCHEDULE B

QI SYSTEMS INC.

SHARE CAPITAL AS AT March 31, 2003

Expressed in $U.S.

COMMON SHARES

AUTHORIZED	200,000,000
ISSUED	16,363,501
ESCROWED	750,000

OUTSTANDING STOCK OPTIONS

DIRECTORS, OFFICERS & CONSULTANTS

24,000	@$0.50	Exercisable by December 31, 2004
200,000	@$1.26	Exercisable by April 20, 2005
300,000 246,000	@$0.75 @$0.50	Exercisable by April 26, 2006 Exercisable by December 31, 2007

EMPLOYEES

128,400	@$1.26	Exercisable by December 30, 2003
94,000 141,500	@$1.26 @$0.50	Exercisable by December 31, 2004 Exercisable by December 31, 2004
97,000 307,000	@$1.26 @$0.50	Exercisable by December 22, 2005 Exercisable by December 31, 2007

OUTSTANDING WARRANTS

3,550,000 333,333	@$0.40 @$0.40	Exercisable by May 3, 2004 Exercisable by December 4, 2004

During the quarter ended March 31, 2003, no Incentive Stock Options for purchasing Common Shares were issued to Directors, Officers, Consultant, and Employees. 111,500 options of employees were expired without being exercised.

DIRECTORS:

OFFICERS

Mesbah Taherzadeh	President & CEO	Mesbah Taherzadeh
Billy Gene Parker Jr. Matthew Yugovich Allen D. Graves	Vice-President - Sales & Marketing and Secretary	Craig Jones

SCHEDULE C

QI SYSTEMS INC.

MANAGEMENT DISCUSSION - March 31, 2002

QI Systems Inc. develops and designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending, with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. Similar systems are considered for use in the Philippines, Chile, South Korea, Japan and South Africa.

QI's SmartKit technology enables debit card purchases by consumers from a wide range of vending machines. The SmartKit is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of the SmartKit, multiple card schemes can be processed in parallel in the same unit with new schemes added at a later date. QI's SmartKits have been installed in a variety of vending machines, dispensing soft drinks, coffee, snack and sandwiches, Laundromat machines (Maytag, Speed Queen), copiers, newspaper vending boxes for such publications as USA Today and Pay and Display parking machines. QI's handheld console is capable of being used as a value reload station and as a POS terminal for Smart Cards.

During the quarter, consulting fees of $33,487 was accrued to Directors and Officers of the Company and professional fees of $17,791 was accrued for legal and audit.

During the quarter, the Company did not incur any expenses relating to National Policy 41 and the Company did not experience any material difference in any actual use of any proceeds from any previous disclosure, which had been made by the Company regarding its intended use by the Company.

We continue to finance our operations from internal sources but now that we have completed the development of our SmartKit® products we are aggressively exploring external sources of funding so we can implement our Business Plan.

The Company received purchase order from Slim Line Design Ltd. Of British Columbia for manufacturing and delivery of 140 SmartVend devices that are to be integrated into their controlled dispensing systems, as part of their agreement to supply such devices to one of the largest Canadian cigarette manufacturing corporations. The equipment was manufactured and was delivered during the period.

The order from City of Forth Collins in State of Colorado that was for developing, designing, and manufacturing of a self serve kiosk that is capable of dispensing and selling Smart Cards, Reloading cash to the Smart Cards, and accepting payment from the same Smart Cards for dispensing bulk water is now completed. The manufactured equipment is presently going through the final stages of testing and quality control, and is scheduled for shipment before the end of May 2003.

Lexis Systems Inc. (Subsidiary of Central Parking Corporation) placed an order for 18 Hybrid Payment Terminal (MDB version) to be installed into their Pay Parking devices that are to be installed as the first phase of the Jayd project at the MTBA Parking Facilities in Metropolitan Boston. The equipment was manufactured and was delivered to Lexis Systems Inc.

CALE Systems Inc. (formerly CALE Parking Equipment) of Montreal initially placed an order for 220 Hybrid Payment Terminal for installation into its Pay & Display Parking machines for Park Smart Corp. The order was to be delivered before the end of year 2003. Later on CALE advised the Company that it's order is expanded to cover a 5 years period for a total of not less than 1000 units of Hybrid Payment Terminals (minimum of 200 units per year) for the same customer.

USAToday has continued with expansion of it's university campus news paper program, and placed further orders for delivery of a new news paper box Smart Card Reader, for installation at the University of Kansas Campuses.

EFM was invoiced for major portion of its software development that is now completed.

Despite an improvement in the cash flow, the Company is still struggling with shortage of sufficient cash for its operations. As a result of this shortage, the Company has not been able to settle its Payroll Tax account with Canada Customs and Revenue Agency (CCRA). Consequently, CCRA has put the Directors of the Company on notice about their obligations for coverage of this specific account.

The Company announced granting of incentive stock options to certain of the Company's directors and employees to purchase up to 900,000 common shares. The options have been granted for a period of five (5) years, commencing on April 25, 2003, at US$0.50 per share.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities and, if applicable, ratification by the shareholders of the Company. The options are also subject to the Company's Stock Option Plan being amended at the Company's next shareholder meeting to provide for an increased number of shares being subject to the Plan.

All QI news releases can be found at our web site: http://www.qisystems.ca, or at http://www.sedar.ca.

Our e-mail address is: info@qisystems.ca.

SmartVend(TM) is Smart Choice for Unattended Parking Facilities

Tue, Apr 15, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U) announced today Central Parking Corp (NYSE:CPC) is installing their SmartVendTM Hybrid Payment Terminals and Value Reload machines in stations throughout the Massachusetts Bay Transportation Authority (MBTA), located in Boston, Massachusetts. These terminals will be the first to accept the Jayd Smart Card, issued by Jayd, LLC of Mason, Ohio.

The current installation is the first step toward the planned deployment of Smart Cards for use by commuters throughout MBTA parking facilities network. CPC operates more than 70 parking lots and structures for patrons of both the subway and the commuter rail system of MBTA. They will all be outfitted with pay parking equipment manufactured by Lexis Systems Inc. of Richmond, B.C. {subsidiary of CPC.}, and equipped with the SmartVendTM HPT. By incorporating this technology in its pay parking machines, CPC is assured that its card payment solutions are capable of supporting multiple Smart Card Schemes in addition to credit cards.

"At QI we are very pleased to see this project proceeding. Transit and parking are emerging as leading applications for the deployment of Smart Cards in North America. This particular partnership is the first step of many to capitalize on the growing Unattended Parking Facility market, says President/CEO of QI Systems, Inc., Mesbah Taherzadeh.

Fully implemented, this project would require 150 of SmartVendTM Value Reload stations, and 196 SmartVendTM Hybrid Payment Terminals totaling $1.4 million dollars. While this particular sale is only for parking facilities associated with the MBTA, similar projects are expected throughout the United States in the coming months.

About QI Systems Inc.-QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. QI's SmartVendTM technology enables debit card purchases by consumers from a wide range of vending machines types. For more information on products and services of QI Systems, Inc., go to www.qisystems.ca .

{Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

QI Systems Inc. Receives A Five-Year Supply Contract

Tue, Apr 29, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U), announced today that it received a further order for 65 of its Hybrid Payment Terminal for installation into the CALE's Pay and Display Parking Machine. With this order, CALE Parking Equipment has indicated that it has entered into a supply contract for five years that, fully implemented, will require a minimum of 1000 CALE Pay and Display machines (200 units per year). As previously stated, QI's Hybrid Payment Terminals are installed in CALE's Pay and Display Parking Machines for a number of its Canadian customers. This puts the total value of this supply contract for QI at over $1,000,000.Canadian over the next five years.

CALE has indicated that it expects to increase substantially, its purchases of the QI's Hybrid Payment Terminals for other customers in the near future.

"These orders are significant for us because they prove that our customers have confidence in our ability to produce quality products," says Mesbah Taherzadeh, President/CEO of QI Systems Inc.

"QI's willingness to work and develop a product that meets market needs has played a great role in our signing this strategic contract and solidifies CALE's position as one of Canada's premier metered parking device companies," says Mr. Pierre Barre, President of CALE Parking Equipment Inc.

About CALE Parking Equipment Inc. CALE Parking Equipment Inc. is a Montreal, Quebec firm that distributes metered parking devices manufactured by CALE of Sweden. . For more information about Cale Parking Equipment Inc. you can contact Mr. Pierre Barre at 450 461-0880 or visit their web site: www.caleparking.com.

About QI Systems Inc.-QI Systems Inc. designs hardware and software for the rapidly expanding smart card industry. QI's SmartVendTM technology enables debit card purchases by consumers from a wide range of vending machines types. For more information on products and services of QI Systems, Inc., go to www.qisystems.ca.

{Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

QI Grants Incentive Stock Options

Tue, May 13, 2003, Richmond, BC — Mesbah Taherzadeh, the President of QI Systems, Inc. (the "Company") announces the granting of incentive stock options to certain of the Company's directors and employees to purchase up to 900,000 common shares. The options have been granted for a period of five (5) years, commencing on April 25, 2003, at US$0.50 per share.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities and, if applicable, ratification by the shareholders of the Company. The options are also subject to the Company's Stock Option Plan being amended at the Company's next shareholder meeting to provide for an increased number of shares being subject to the Plan.

QI SYSTEMS INC.

Per:

Mesbah Taherzadeh

Mesbah Taherzadeh, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. State the full name, address and telephone number of issuer of the security distributed.

QI SYSTEMS INC.

Name of Issuer

101 - 3820 Jacombs Road, Richmond, B.C. V6C 1Y6

Address

(604) 248-2301

Telephone Number

2. State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

TSX Venture Exchange and OTC-BB.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options to purchase up to 900,000 Common Shares without par value on or before April 25, 2008.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, Resale of Securities, to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Mesbah Taherzadeh West Vancouver, B.C.	Option to acquire 600,000 common shares on or before April 25, 2008	April 25, 2003	$0.50 U.S. ($0.7266 Cdn.)	ss. 45 (2) (10) and 74(2)(9) - A	Four months from April 25, 2003
Craig Jones Richmond, B.C.	Option to acquire 300,000 common shares on or before April 25, 2008	April 25, 2003	$0.50 U.S. ($0.7266 Cdn.)	ss. 45 (2) (10) and 74(2)(9) - A	Four months from April 25, 2003

A = Securities Act (British Columbia)

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
See Schedule “A” attached hereto

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

A maximum of Cdn.$653,940 (U.S.$450,000) in the event that all of the incentive stock options granted to residents of British Columbia are exercised in full.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C., this 28th day of May, 2003.

QI Systems Inc.

(Name of Issuer please print)

Per: “Mesbah Taherzadeh”

(Signature of authorized signatory

Mesbah Taherzadeh, President

(Name and office of authorized signatory please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the “British Columbia Securities Commission”.

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule “A” to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Mesbah Taherzadeh 5290 Gulf Place West Vancouver, B.C. V7W 2V9	(604) 248-2301 mesbaht@qisystems.ca	Options to purchase up to 600,000 shares on or before April 25, 2008	ss. 45 (2) (10) and 74(2)(9) - A
Craig Jones 10381 Hollywell Drive Richmond, B.C. V7E 5C8	(604) 248-2301 cjones@qisystems.ca	Options to purchase up to 300,000 shares on or before April 25, 2008	ss. 45 (2) (10) and 74(2)(9) - A

A = Securities Act (British Columbia)